EXHIBIT 1

PRESS RELEASE

28/02/2006

                 INDUSTRIAL DEVELOPMENT BANK OF ISRAEL COLLECTED
                           NIS 506 MILLION DURING 2005
           The year 2005 ended with a loss of NIS 8.4 million compared with a profit of NIS1.4 million for the year 2004.
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The Board of Directors at its meeting on February 27, 2006 approved the audited financial statements of the Bank as of December 31, 2005. The Bank concluded the year 2005 with a loss of NIS 8.4 million compared with a profit of NIS1.4 million for the year 2004.

THE EQUITY OF THE BANK including non-participating shares totaled NIS 527.4 million compared with NIS 508.3 as of December 31, 2004- an increase of 3.8%.

PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts for the year 2005 amounted to NIS 61.6 million compared with NIS 66.2 million for the year 2004. The reduction in the profit from financing operations was due mainly to a reduction of 38% in the average balance of the credit to the public (excluding the credit secured by a State guarantee to the Israel Electric Company) in the year 2005 compared to the year 2004 (NIS 1,588 in 2005 compared with NIS 2,552 in 2004), and the reduction in the off- balance sheet activities.

The said reduction was off-set by a substantial increase in the income from interest collected from problematic debts. The income from this component amounted to NIS 21.6 million in 2005 as compared with NIS 10.5 million in 2004.

THE PROVISION FOR DOUBTFUL DEBTS in the year 2005 totaled NIS 44.2 million as compared to NIS 70.2 million in the year 2004.

OPERATING PROFIT FROM FINANCING OPERATIONS AFTER PROVISION FOR DOUBTFUL DEBTS amounted in the year 2005 to NIS 17.4 million as compared to a loss of NIS 4.0 million in the year 2004.

INCOME FROM OPERATING AND OTHER ACTIVITIES totaled NIS 18.2 in 2005 compared with NIS 50.2 million in 2004. The reduction in this income is due mainly to a reduction in the profits from equity investments, which totaled the sum of NIS
11.3 million in the year 2005 compared with NIS 41.5 million in 2004. Income from operating commissions totaled NIS 2.2million compared with NIS 4.1 million in 2004, a decrease reflecting the reduction in the activities of the clients conducted through the Bank..

TOTAL OPERATING AND OTHER EXPENSES dropped in the year 2005 and totaled NIS 44 million compared with NIS 45million in 2004. The salary expenses, excluding the expenses relating to retirement of workers, amounted in the year 2005 to NIS
18.2 million compared to NIS 19.7million in 2004.

In the operating expenses for the year 2005 an expense of NIS 3.7 million was recorded relating to early retirement expenses of workers and originating from the extension of the salary definition for purpose of salary tax payment, pursuant to the legislation approved in the framework of the economic policy for the year 2005.

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TOTAL CREDIT TO THE PUBLIC (after deduction of the credit granted to the Israel
Electric Company secured by a State guarantee) totaled NIS 1,276 million at the end of 2005 compared with NIS 1,826 million at the end of 2004, a decrease of approximately 30.1%.

CREDIT TO PROBLEMATIC DEBTORS IN THE BANK'S BALANCE SHEET amounted to NIS 725.4 million at the end of 2005 compared with NIS 1,004.5 million at the end of 2004, a drop of 27.8%.

DEPOSITS OF THE PUBLIC amounted to NIS 178.2 million on December 31, 2005 compared with NIS 405.3 million at the end of 2004.

The number of workers employed by the Bank totaled 53 at the end of 2005 compared with 62 at the end of 2004 and 156 at the end of 2002.

The Bank is operating within the framework of the "Run-Off Plan" which was approved in July 2003 by the Government and extended on October 10, 2005 until July 31, 2008. Its main components are the controlled realization of the credit assets of the Bank and a substantial reduction in its operating costs. The Bank is meeting the objectives of the Plan.

In the framework of the plan the Bank of Israel made a credit line available to the Bank in a maximum determined sum of NIS 2.2 billion and which is gradually being reduced with the progress in the implementation of the plan.

The Bank is not utilizing the full credit line made available and the utilized balance at December 31, 2005 totaled NIS 1,028 million- approximately NIS 77 million less than the credit line framework determined for this date.

DR. RAANAN COHEN, CHAIRMAN OF THE BOARD OF DIRECTORS AND MR. URI GALILI, GENERAL MANAGER OF THE BANK declared that the Government approval of the extension of the "Run-Off Plan" until July 31, 2008 is due to the achievements of the Bank in the implementation of the Plan.

The increase in the equity sources of the Bank from NIS 508.3 million at the end of 2004 to NIS 527.4 million at the end of 2005 and the fact that the Bank is not utilizing the full credit framework granted by the Bank of Israel expresses in financial terms the operating success during the year 2005.